                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                          GEOTEK COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   373654102
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Kristine E. Mrofka, Esq.
                         Hughes Electronics Corporation
    1500 Hughes Way, Long Beach, CA 90810; M/S: HC/A01/4A467; (310) 525-5158
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                October 2, 1996
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 3 Pages)

CUSIP No.  323654102            SCHEDULE 13D   Page     2    of     3     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities only)
          Hughes Electronics Corporation
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        56,944,444
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  56,944,444
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  56,944,444
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               32.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          CO
          ---------------------------------------------------------------------

CUSIP No.  323654102            SCHEDULE 13D   Page     3    of     3     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities only)
          General Motors Corporation
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        56,944,444
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  56,944,444
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  56,944,444
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               32.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          CO
          ---------------------------------------------------------------------

Item 1.        Security and Issuer

               This statement is filed under Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act") and relates to certain rights to acquire shares of Common Stock, $0.01 par value ("Common Stock"), of Geotek Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 102 Chestnut Ridge Road, Montvale, New Jersey 07645.

Item 2.        Identity and Background

               This statement on Schedule 13D (the "Statement") is filed by Hughes Electronics Corporation, a Delaware corporation ("HE") which, until December 17, 1997 was known as Hughes Network Systems, Inc. ("HNS"), and HE's immediate parent, General Motors Corporation ("GM") (together the "Reporting Persons").

               As part of the merger of Hughes Electronics Corporation ("Old HE") defense assets with Raytheon Company, Old HE ceased to exist and HNS was renamed Hughes Electronics Corporation ("HE"). Following the merger of GM/HE Merger Sub, Inc. (formerly known as Hughes Electronics Corporation) with and into GM and the subsequent transfer of all of the capital stock of HE to GM, HE became a direct, wholly owned subsidiary of GM. The assets and operations of HNS continue to reside in HE and, for purposes of this Statement, all references to HE are intended to include HNS. The former name HNS is used where transactions took place prior to the name change, in order to be consistent with the exhibits, and it is intended that references to HNS should include its new identity as HE.

               HNS, which continues as an operating unit of HE, is engaged principally in the business of manufacturing and services for wireless telecommunications, including those handsets and base station equipment manufactured for the Issuer and its subsidiaries.

               HE, in addition, engages in the business of designing, manufacturing and marketing advanced electronics systems for telecommunications and, through its subsidiaries and affiliates, of manufacturing, owning and operating commercial communications satellites. The address of its principal business and principal office is 200 N. Sepulveda Boulevard, El Segundo, California 90245.

               GM is principally engaged in the automotive products industry business, consisting of the design, manufacture, assembly and sale of automobiles, trucks and related parts and accessories. It also has financing, insurance, defense and automotive electronics operations. The address of its principal business and principal office is 100 Renaissance Center, Detroit, Michigan 48243.

               Schedules I and II, respectively, to the Statement list each executive officer and director of HE and GM and the business address, present principal occupation or employment and citizenship of each such executive officer and director, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted.

               During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the other persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the other persons named in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               The Right to Convert and the Warrants as described in Items 4 and 6 were offered to HNS (now, HE) by Issuer as an inducement to make the loans and extensions of credit described in this Statement and exhibits hereto. The monies loaned to Issuer were part of HNS' regular operating funds and working capital.

Item 4.        Purpose of the Transaction

               As set forth in Item 6, the Right to Convert and the Warrants were acquired in connection with loans and extensions of credit made to the Issuer in the ordinary course of HNS/HE's business, solely for investment purposes and with the intent to secure recoupment of the amounts lent to the Issuer and its subsidiaries. If the Right is exercised, HE must forego its rights to repayment of the principal of the Note.

               Pursuant to the terms of a Loan Agreement dated December 21, 1995, HNS acquired a Right to Convert (the "Right"), up to and including the entire principal amount outstanding under the Loan Agreement, to shares of Issuer's Common Stock at a price based on detailed formulae in the Loan Agreement ("Conversion Price") which would under most circumstances result in a Conversion Price of 90% of the weighted average sales price of Issuer's Common Stock as reported between one and ten days prior to any exercise on the primary interdealer quotation system or national securities exchange on which Issuer's Common Stock is listed. Thus, the actual number of shares of Common Stock which may be acquired through conversion is variable. Prior to October 1, 1998, and in the absence of a Default as defined in the Loan Agreement, HNS may not convert more than $500,000 principal amount of the loans on any business day. However, upon the occurrence and during the continuation of a Default, up to the entire amount of the Loans may be converted into shares of Common Stock with no contractual restrictions on the ability to resell such shares obtained through conversion. The Right was also contingent upon funding under the Loan Agreement, which took place on October 2, 1996. The Right expires on the maturity date of the Loan, which is October 2, 1998. As a result of changes in Issuer's quoted stock price, as well as the floating Conversion Price, it is probable that the Right, if fully exercised, would result in HE owning more than 10% of Issuer's currently outstanding Common Stock.

               In addition, the Reporting Persons acquired three (3) Warrants covering up to an aggregate of 2,500,000 shares of Common Stock of the Issuer in connection with an additional extension of vendor credit under a Vendor Credit Facility and related agreements between HNS, Issuer and Issuer's subsidiaries. The Warrants are exercisable as follows: one Warrant for one million (1,000,000) shares of Common Stock exercisable at a price of $8.625 per share, one Warrant for one million (1,000,000) shares of Common Stock exercisable at a price of $10.7813 per share, and one Warrant for five hundred thousand (500,000) shares of Common Stock exercisable at $12.9375 per share.

               The percentage of Common Stock reported in this Schedule 13D as being beneficially owned by the Reporting Persons is based upon 119,199,303 shares of outstanding Common Stock, representing the number of outstanding shares of Common Stock identified in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "10-Q").

               As of the date of this Statement, neither the Right nor the Warrants have been exercised in whole or in part; however, the Reporting Persons may exercise the Right and/or the Warrants to acquire Common Stock of the Issuer, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, regulatory conditions and other future developments. Currently, the exercise prices of the Warrants are substantially in excess of the market value of the Issuer's Common Stock. However, the Conversion Price of the Right, as noted above, is calculated at a discount to the weighted average sales price of the Issuer's Common Stock. Although the Reporting

Persons have no current plans to exercise the Right or to dispose of Common Stock, in the future, depending upon the factors set forth above, the Reporting Persons may decide to exercise or not exercise the Right, or to hold or dispose of all or part of the Common Stock of the Issuer acquired through any such exercise. Although the Reporting Persons have no current plans to take any such actions, in the event that the Right or the Warrants are exercised and Issuer's Common Stock was thereby acquired, the Reporting Persons could formulate proposals, and take action, as they may deem appropriate in the circumstances, to cause any vacancies on the board of directors of the Issuer to be filled, or otherwise to change the board of directors or management of the Issuer, to effect a change in the capitalization of the Issuer or to effect an extraordinary corporate transaction.

               The Reporting Persons have no present plan or proposal which relates to or would result in any of the outcomes covered in subsections (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to formulate other plans or proposals, and to take other action, with respect to the Issuer and their ownership of the Issuer's securities as they may determine.

Item 5.        Interest in Securities of the Issuer

        (a) Other than the Right and the Warrants, neither HE nor its subsidiaries or, to the best of the Reporting Persons' knowledge, affiliates have interests in the Common Stock of the Issuer except as set forth in this Statement. GM is the indirect beneficial owner of HE's interests in the Right and the Warrants. If the Right were exercised for its full principal amount of $24.5 million to acquire Common Stock of the Issuer over the course of 49 days (based on the $500,000 maximum principal amount of the Right that may be converted on any business day prior to October 1, 1998) at an assumed stock price of $0.50 (the assumed stock price approximates the recent trading price of the Shares, which price fluctuates on a daily basis and is only an estimate for purposes of this filing), the Reporting Persons would beneficially own in excess of 54.4 million Shares, or approximately 31.4% of Issuer's currently issued and outstanding Common Stock. However, upon the occurrence and during the continuation of a Default, up to the entire amount of the Loans may be converted into shares of Common Stock with no contractual restrictions on the ability to resell such shares obtained through conversion.

               As of the date of this Statement, the Warrants are not presently "in the money"; that is, Reporting Persons could acquire an equal amount of Common Stock on the open market for substantially less than the exercise prices under the Warrants. However, if the Reporting Persons exercised the Warrants in full, such 2,500,000 shares represented by the Warrants represent 2.1% of Issuer's Common Stock. Aggregated, the number of shares of underlying Common Stock represented by the Right and the Warrants would equal approximately 32.3%, assuming (for the purposes of this example only) that the open market price for Issuer's Common Stock remained at $0.50 per share for the duration of the period over which the Right was exercised.

               In addition, HE has received a pledge of all of the capital stock of Issuer's subsidiary, Geotek License Holdings, Inc. ("Holdings") as partial security for the loans made under the Loan Agreement and extensions of credit under the Vendor Credit Facility, which capital stock is 100% owned by Issuer and is not registered under the Securities Act of 1933 (the "33 Act") or the Exchange Act.

           (b) In the event of any exercise of the Right or the Warrants and, subject to the effects of the Agreements discussed in Item 6 below, HE is the entity having sole power to vote, direct the vote, dispose or direct the disposition of any Common Stock, and GM is an indirect holder of such powers.

               To the best of the knowledge of the Reporting Persons, as of the date of this filing, none of the persons (other than the Reporting Persons) named in Item 2 beneficially owned, or had the right to acquire, shares of Common Stock of the Issuer, except as set forth in Item 5(c) below.

               The Reporting Persons are not a part of a group as defined by
Section 13(d)(3) of the Exchange Act.

               The Reporting Persons expressly disclaim any beneficial interest in the shares of Common Stock of the Issuer held by any entities other than the Reporting Persons, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that any of them is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by any third party.

           (c) The Reporting Persons have neither acquired nor disposed of Common Stock of the Issuer in the sixty days preceding the filing of this Statement, nor have Reporting Persons exercised either the Right or the Warrant at any time since their respective acquisition.

               To the best of the knowledge of the Reporting Persons, there have not been any transactions in the Common Stock of Issuer effected by or for the account of any executive officer or director of the Reporting Persons during the past sixty days.

               The Reporting Persons understand that certain executives and officers of HE/HNS and GM have acquired an aggregate of 12,400 shares of Common Stock of the Issuer. There is no agreement, arrangement or understanding between such persons and the Reporting Persons with respect to any securities of the Issuer.

               To the best of the knowledge of the Reporting Persons, all such transactions were effected as part of open market transactions for investment purposes.

               The Reporting Persons specifically disclaim and have no beneficial interest in the shares of Common Stock of the Issuer owned by the executives and officers of HE/HNS and GM.

           (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Right, the Warrants or underlying shares of Common Stock of the Issuer which the Reporting Persons have a right to acquire.

           (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               The following descriptions are summaries only, and are qualified in their entirety by reference to the agreements attached as exhibits hereto and/or incorporated herein by reference.

Loan Agreement

               As more fully described in the document, the Issuer, the Issuer's subsidiary Geotek Financing Corporation ("Financing"), and HNS (prior to its change of name to HE) are parties to a Loan Agreement dated December 31, 1995 as amended by Amendment No. 1 dated September 27, 1996 (the "Loan Agreement") wherein HE agreed to lend an amount up to $24,500,000 to Issuer's subsidiary, Financing to enable Issuer's wholly owned subsidiary, Geotek License Holdings, Inc. ("Holdings") to purchase certain 900 MHz Licenses as auctioned by the Federal Communications Commission ("FCC"). Borrowings under the Loan Agreement bear interest at the rate of 12% per annum, payable quarterly, or 18% per annum from and after the occurrence of a default. Repayment of amounts drawn under the Loan Agreement is guarantied by Issuer and secured by certain collateral, including among other things, the 900 MHz licenses acquired by Holdings or any subsidiary of Issuer, a collateral pledge of Issuer's 100% interest in the capital stock of Holdings and certain promissory notes executed intercompany to the Issuer. The Loan Agreement contains customary conditions and covenants, including restrictions on the payment of dividends, creation of liens and transactions with affiliates.

               Also embodied in the Loan Agreement is the Right to Convert up to 100% of the amount outstanding under the Loan Agreement to shares of Common Stock of the Issuer (the "Right"). The Right was structured to arise following the initial funding under the Loan Agreement which occurred October 2, 1996; the Right expires on the maturity date of the loans made under the Loan Agreement, or October 2, 1998. The price HE as Lender is to pay upon conversion, in whole or in part, of amounts outstanding under the Loan Agreement is variable, based on detailed formulae in the Loan Agreement ("Conversion Price") which would generally result in a Conversion Price of 90% of the weighted average sales price of Issuer's Common Stock as reported between one and ten days prior to any exercise on the primary interdealer quotation system or national securities exchange on which Issuer's Common Stock is listed. Thus, the actual number of shares of Common Stock which may be acquired through conversion is variable. The Issuer also agreed to give HE certain registration rights in connection with the underlying Common Stock. The Issuer offered the Right as a further inducement to make the loans under the Loan Agreement; however to date, no exercise of the Right has occurred. The Loan Agreement is fully funded at $24.5 Million.

Amended and Restated Borrower Pledge Agreement

               Initially entered into December 21, 1995 in connection with the Loan Agreement, the Amended and Restated Borrower Pledge Agreement dated September 27, 1996 ("Pledge Agreement") is the Agreement whereby both the Loan Agreement "Lender" and the "Lender" under the Vendor Credit Financing Agreement described below ("Credit Facility") (in both instances "Lender" is the former
HNS) obtained a security interest in 100% of the capital stock of Issuer's wholly owned subsidiary, Holdings, which capital stock is not registered under the 33 Act or the Exchange Act ("Pledged Shares"). Issuer offered the Pledge Agreement as additional collateral for borrowings under the Loan Agreement and Credit Facility and as an inducement to HNS (HE) to make the loans and extend credit. The Pledge Agreement contains standard terms for a grant of a first perfected security interest in the Pledged Shares, and in the absence of a Default (as respectively defined in the Loan Agreement and the Credit Facility), Financing as Pledgor continues to exercise any and all voting and other consensual rights pertaining to the Pledged Shares, provided that Pledgor is required to abstain or refrain from exercising any such right if action would have a material adverse effect on the value of the Pledged Collateral as defined in the Pledge Agreement or if action would be inconsistent with the terms of the Loan Agreement or Credit Facility. Upon default, HE has certain registration rights to enable it to realize the full value of the collateral.

Vendor Credit Financing Agreement

               Issuer as Guarantor and Financing as Borrower entered into a Vendor Credit Financing Agreement with HNS as Lender (prior to its change of name to HE) on September 27, 1996 ("Credit Facility") to enable Issuer and its subsidiaries to purchase Base Station Equipment for use in Issuer's business from HNS under the terms of a Manufacturing Agreement for Geotek Base Station Equipment dated as of September 27, 1996 between the same parties, for an amount up to $100 Million subject to certain conditions precedent.

               In addition to a first priority security interest or lien in equipment sold by HE to Issuer, repayment under the Credit Facility is secured by the same collateral as that securing performance under the Loan Agreement, and in addition, HE received three (3) warrants to purchase Common Stock of the Issuer, one warrant each as follows: one warrant for one million (1,000,000) shares of Common Stock exercisable at a price of $8.625 per share, one warrant for one million (1,000,000) shares of Common Stock exercisable at a price of $10.7813 per share, and one warrant for five hundred thousand (500,000) shares of Common Stock exercisable at a price of $12.9375 per share (together, the "Warrants").

               The Warrants became exercisable on September 27, 1997 and the right of exercise expires September 26, 2003. Further, as defined in each respective Warrant, each of the Warrants is subject to Issuer's demand for Mandatory Exercise from and after September 27, 2000 and adjustments in price and number of shares subject to the Warrant as provided in Sections 1.5 and 6 of each respective Warrant. The Warrants are subject to rights of registration in favor of the Holder.

               To the extent that Issuer has other warrants outstanding in addition to the Warrants, the Reporting Persons have no arrangements, agreements or understandings with any warrant holders or to the best of Reporting Persons' knowledge, any relationship with or to any other holder of warrants of the Issuer.

Registration Rights Agreement

               The Registration Rights Agreement dated September 27, 1996 among Issuer, Financing and HNS (hereafter "HE") was executed in connection with the Credit Facility as a further inducement to HE as Lender, to make Advances thereunder and to provide HE with rights to have any Notes of Issuer under the Credit Facility registered under the 33 Act and the Exchange Act by up to two Registrations as defined in more detail in the Registration Rights Agreement. The rights of registration are subject to a number of restrictions, including HE's agreement not to effect any public sale of Notes in the event of an offering of similar debt securities by the Issuer.

               The Issuer has assumed the obligation to pay certain expenses incident to registration of the Notes as securities. Additionally, Issuer and HE have provided for a cross-indemnity with respect to information provided by each party for use in any registration statement or prospectus.

Item 7.        Material to be Filed as Exhibits

Exhibit I:     Joint Filing Agreement dated June 17, 1998.

Exhibit II:    Loan Agreement dated December 21, 1995.

Exhibit III:   Amendment No. 1 to Loan Agreement dated September 27, 1996.

Exhibit IV:    Vendor Credit Financing Agreement dated September 27, 1996.

Exhibit V: Amended and Restated Borrower Pledge Agreement dated September 27, 1996.

Exhibit VI:    Form of Warrant to Purchase Common Stock.

Exhibit VII:   Registration Rights Agreement dated September 27, 1996.

Signature

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                            HUGHES ELECTRONICS CORPORATION



                                            By: /s/ Pradman P. Kaul
                                               ---------------------------
                                               Name:  Pradman P. Kaul
                                               Title: Vice President


Dated: June 17, 1998.

Signature

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                            GENERAL MOTORS CORPORATION



                                            By: /s/ Martin I. Darvick
                                               ---------------------------
                                               Name:  Martin I. Darvick
                                               Title: Assistant Secretary


Dated: June 17, 1998.

                                   SCHEDULE I

                      HUGHES ELECTRONICS CORPORATION ("HE")

                        EXECUTIVE OFFICERS AND DIRECTORS

               To the best of the knowledge of Reporting Persons, each of the executive officers and directors listed below is a United States citizen, with the exception of Eckhard Pfeiffer, a director of HE, who is a citizen of Germany.

               Unless otherwise specified, the business address of each person listed below is 200 N. Sepulveda Boulevard, El Segundo, California 90245.


                                                              Principal Occupation or
   Name and Address             Position with HE              Employment
   ----------------             ----------------              ----------
   Roxanne S. Austin            Senior Vice President and     HE Senior Vice President
                                Chief Financial Officer       and Chief Financial Officer

   Gareth C. C. Chang           Senior Vice President         HE Senior Vice President

   Steven D. Dorfman            Vice Chairman and Director    HE Vice Chairman and
                                                              Director

   Charles T. Fisher, III       Director                      GM Director; Retired
   General Motors Corp.                                       Chairman and President,
   100 Renaissance Center                                     NBD Bankcorp, Inc.
   Detroit, MI 48243

   Sanda A. Harrison            Senior Vice President         HE Senior Vice President

   J. Michael Losh              Director                      GM Executive Vice
   General Motors Corp.                                       President and Chief
   100 Renaissance Center                                     Financial Officer
   Detroit, MI  48243

   Charles H. Noski             President and Director        President of HE


   Harry J. Pearce              Director                      GM Vice Chairman and
   General Motors Corp.                                       Director
   100 Renaissance Center
   Detroit, MI  48243

   Eckhard Pfeiffer             Director                      President and Chief
   Compaq Computer Corp.                                      Executive Officer, Compaq
   20555 S.H. 249                                             Computer Corp.; GM Director
   Houston, TX  77070

   Jack A. Shaw                 Senior Vice President         HE Senior Vice President;
   Hughes Network Systems                                     Chairman and CEO of Hughes
   11717 Exploration Lane                                     Network Systems, a unit of
   Germantown, MD  20876                                      HE

                                                              Principal Occupation or
   Name and Address             Position with HE              Employment
   ----------------             ----------------              ----------
   Michael T. Smith             Chairman of the Board,        Chairman of the Board,
                                Chief Executive Officer and   Chief Executive Officer
                                Director                      and Director of HE

   John F. Smith, Jr.           Director                      Chairman, Chief Executive
   General Motors Corp.                                       Officer, President and
   100 Renaissance Center                                     Director of GM
   Detroit, MI  48243
   Marcy J.K. Tiffany           Vice President and General    HE Vice President and
                                Counsel                       General Counsel

   Thomas H. Wyman              Director                      GM Director; Former
   The Landings                                               Chairman, President and
   1 Adams Point                                              Chief Executive Officer of
   Savannah, GA  31411                                        CBS, Inc.; Former Senior
                                                              Advisor, SBC Warburg Inc.;
                                                              Former Chairman, S. G.
                                                              Warburg & Co.

                                   SCHEDULE II

                        GENERAL MOTORS CORPORATION ("GM")

                        EXECUTIVE OFFICERS AND DIRECTORS

               To the best of the knowledge of Reporting Persons, each of the executive officers and directors listed below is a United States citizen, with the exception of Percy Barnevik, a director of GM, who is a citizen of Sweden, and Eckhard Pfeiffer, a director of GM, who is a citizen of Germany.

               Unless otherwise specified, the business address of each person listed below is 100 Renaissance Center, Detroit, Michigan 48243.


                                                               Principal Occupation or
   Name and Address                Position with GM            Employment
   ----------------                ----------------            ----------
   Percy Barnevik                  Director                    Chairman, ABB Asea Brown
   ABB Asea Brown Boveri Ltd.                                  Boveri, Ltd.
   Affolternstrasse 44
   Box 8131
   CH-8050 Zurich
   Switzerland

   J. T. Battenberg III            Executive Vice President    GM Executive Vice
   General Motors Corp.            and President of Delphi     President and President of
   5725 Delphi Drive               Automotive Systems          Delphi Automotive Systems
   Troy, MI 48098-2815

   John H. Bryan                   Director                    Chairman and Chief
   Sara Lee Corporation                                        Executive Officer, Sara
   Three First National Plaza                                  Lee Corporation
   46th Floor
   Chicago, IL  60602

   Thomas E. Everhart              Director                    Pro-Vice-Chancellor,
   University of Cambridge                                     University of Cambridge
   The Old Schools
   Trinity Lane
   Cambridge CB2-1TN England

   Charles T. Fisher, III          Director                    Retired Chairman and
                                                               President, NBD Bankcorp,
                                                               Inc.


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
                                                               Principal Occupation or
   Name and Address                Position with GM            Employment
   ----------------                ----------------            ----------

   George M.C. Fisher              Director                    Chairman and Chief Executive
   Eastman Kodak Company                                       Officer, Eastman Kodak
   343 State Street                                            Company
   Rochester, NY  14650

   Thomas A. Gottschalk            Senior Vice President and   GM Senior Vice President and
   General Motors Corp.            General Counsel             General Counsel
   3031 W. Grand Boulevard
   Detroit, MI  48202

   Louis R. Hughes                 Executive Vice President    GM Executive Vice President
   General Motors International    and President of            and President of
   Operations                      International Operations    International Operations
   Postfach
   CH-8152 Glattbrugg
   Switzerland

   Richard G. LeFauve              Senior Vice President and   GM Senior Vice President and
                                   President of General        President of General Motors
                                   Motors University           University

   J. Michael Losh                 Executive Vice President    GM Executive Vice President
                                   and Chief Financial         and Chief Financial Officer
                                   Officer
   Karen Katen                     Director                    Executive Vice President,
   Pfizer Pharmaceuticals Group                                Pfizer Pharmaceuticals;
   Pfizer, Inc.                                                President, US Pharmaceuticals
   235 East 42nd Street
   New York, NY  10017-5755

   J. Willard Marriott, Jr.        Director                    Chairman and Chief Executive
   Marriott International Inc.                                 Officer, Marriott
   One Marriott Drive                                          International Inc.
   Washington, DC  20058

   Ann D. McLaughlin               Director                    Chairman, The Aspen
   The Aspen Institute                                         Institute; President,
   1333 New Hampshire Ave. NW                                  Federal City Council
   Suite 1070
   Washington, DC  20036

   Harry J. Pearce                 Vice Chairman and Director  GM Vice Chairman and Director


   Eckhard Pfeiffer                Director                    President and Chief
   Compaq Computer Corp.                                       Executive Officer, Compaq
   20555 S.H. 249                                              Computer Corporation
   Houston, TX  77070


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

                                                               Principal Occupation or
   Name and Address                Position with GM            Employment
   ----------------                ----------------            ----------
    John G. Smale                  Director                    Chairman, GM Executive
    The Proctor & Gamble Company                               Committee; Retired Chairman,
    P.O. Box 599                                               The Proctor & Gamble Company
    Cincinnati, Ohio  45201

    John F. Smith, Jr.             Chairman of the Board,      Chairman of the Board, Chief
                                   Chief Executive Officer,    Executive Officer, President
                                   President and Director      and Director of GM

    Louis W. Sullivan, M.D.        Director                    President, Morehouse School
    Morehouse School of Medicine                               of Medicine
    720 Westview Drive S.W.
    Atlanta, GA  30310

    G. Richard Wagoner             Executive Vice President    GM Executive Vice President
                                   and President of North      and President of North
                                   American Operations         American Operations


    Dennis Weatherstone            Director                    Retired Chairman and current
    J.P. Morgan & Co. Inc.                                     director, J.P. Morgan & Co.,
    60 Wall Street, 21st Fl.                                   Inc.
    New York, NY  10260

    Thomas H. Wyman                Director                    Former Chairman, President
    The Landings                                               and Chief Executive Officer
    1 Adams Point                                              of CBS, Inc.; Former Senior
    Savannah, GA  31411                                        Advisor, SBC Warburg Inc.;
                                                               Former Chairman, S. G.
                                                               Warburg & Co.



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